SEC Form 3
FORM 3
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Settelmyer, Scott H (Last) (First) (Middle) One Allied Drive (Street) Little Rock, AR 72202 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) April 26, 2001 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Issuer Name and Ticker or Trading Symbol
ALLTEL Corporation   AT
5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description Treasurer	6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

(over)
SEC 1473 (3-99)

Settelmyer, Scott H - April 2001
Form 3 (continued)
Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (DE) | (ED)	3. Title and Amount of of Underlying Security (Instr. 4)	4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Incentive Stock Option	(1) | 01/27/2009	Common Stock - 0	$65.0625	D
Incentive Stock Option	(2) | 04/20/2010	Common Stock - 3,000	$65.1250	D
Incentive Stock Option	(3) | 07/20/2010	Common Stock - 1,988	$62.9375	D
Incentive Stock Option	(4) | 01/25/2011	Common Stock - 1,341	$67.8750	D
Non-Qualified Stock Option	(3) | 07/20/2010	Common Stock - 1,012	$62.9375	D
Non-Qualified Stock Option	(4) | 01/25/2011	Common Stock - 3,659	$67.8750	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ __________________ ** Signature of Reporting Person Date Scott H Settelmyer Page 2 SEC 1473 (3-99)

Settelmyer, Scott H - April 2001
Form 3 (continued)
FOOTNOTE Descriptions for ALLTEL Corporation AT

Form 3 - April 2001

Scott H Settelmyer
One Allied Drive

Little Rock, AR 72202
Explanation of responses:

 (1)   These options were granted on January 27, 1999 in accordance with Rule 16b-3(d) under a stock option plan, and expire ten years after the date of grant. Each grant becomes exercisable beginning one year after the date of grant in increments of 20% of the grant per year, and is fully exercisable after the fifth year.
(2)   These options were granted on April 20, 2000 in accordance with Rule 16b-3(d) under a stock option plan and expire ten years after the date of grant. Each grant becomes exercisable beginning one year after the date of grant in increments of 20% of the grant per year, and is fully exercisable after the fifth year.
(3)   These options were granted on July 20, 2000 in accordance with Rule 16b-3(d) under a stock option plan and expire ten years after the date of grant. Each grant becomes exercisable beginning one year after the date of grant in increments of 20% of the grant per year, and is fully exercisable after the fifth year.
(4)   These options were granted on January 25, 2001 in accordance with Rule 16b-3(d) under a stock option plan and expire ten years after the date of grant. Each grant becomes exercisable beginning one year after the date of grant in increments of 20% of the grant per year, and is fully exercisable after the fifth year.

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